Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

August 29, 2025

VIA EDGAR

Ms. Anuja Majmudar

Mr. Daniel Morris

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd

Registration Statement on Form F-3 (File No. 333-288587)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Ryde Group Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4 P.M., Eastern Daylight Time on September 2, 2025, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sidley Austin LLP.

[Signature page follows]

Ryde Group Ltd

By:	/s/ Zou Junming Terence
Name:	Zou Junming Terence
Title:	Chairman of the Board of Directors and Chief Executive Officer

[Signature Page to Acceleration Request]